Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 2, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	Fidelity Concord Street Trust (the trust):
Spartan 500 Index Fund File No. 033-15983

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Spartan 500 Index Fund, a series of the trust in connection with the proposed acquisition by Spartan 500 Index Fund of all of the assets of Fidelity Congress Street Fund (File No. 811-00971) and Fidelity Exchange Fund (File No. 811-02614), and the assumption by Spartan 500 Index Fund of the liabilities of Fidelity Congress Street Fund and Fidelity Exchange Fund, solely in exchange for shares of Spartan 500 Index Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Congress Street Fund and Fidelity Exchange Fund. The Prospectus of Spartan 500 Index Fund dated April 29, 2010 included in this filing is the Prospectus filed by the trust on April 29, 2010 as Post-Effective Amendment No. 59 to its registration on Form N-1A (File No. 033-15983).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on March 15, 2011. It is expected that the Proxy Statement will be mailed to shareholders on or about January 18, 2011, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than December 22, 2010. Questions or comments regarding this filing should be directed to Jamie Plourde at (617) 563-1375.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Joseph Davidson
Joseph Davidson
Legal Product Group